DEJOUR ENERGY INC.

MATERIAL CHANGE REPORT
FORM 51-102F3

1.	Name and Address of Company:

Dejour Energy Inc. (“Dejour” or the “Company”) 598 – 999 Canada Place Vancouver, BC V6C 3E1

2.	Date of Material Change:

June 30, 2014 and July 3, 2014

3.	News Release:

News releases announcing the material changes disclosed in this material change report are attached as Schedule “A” and Schedule “B” and were issued by the Company on June 30, 2014 and July 3, 2014, respectively. The news releases were distributed via Business Wire.

4.	Summary of Material Change:

On June 30, 2014, the Company announced it has formed a joint venture with a private U.S. based E&P company to develop its core Kokopelli leasehold in the Piceance Basin region of Colorado (the “Kokopelli Joint Venture”).

On July 3, 2014, the Company announced that it had closed on its previously announced production acquisition of a further 24% working interest in its legacy Woodrush oil and gas project (the “Woodrush Acquisition”).

5.	Full Description of Material Change:

Kokopelli Joint Venture

On June 30, 2014, the Company announced it has formed the Kokopelli Joint Venture. The Kokopelli Joint Venture will initially focus on developing production from the liquids-rich

Williams Fork formation on Dejour’s southern leasehold with the expectation of drilling a minimum of 8 wells to at least the base of the Williams Fork gas/liquids bearing zone and obtaining an approved Surface Utility Agreement, currently being developed in consultation with the Bureau of Land Management and the Colorado Parks & Wildlife, for the 1,520-acre north lease.

Dejour received US$3.75 million at closing and is carried for 25% for US$16 million in drilling, completion and permitting expenditures beginning in August 2014. It is anticipated this funding will carry Dejour through a minimum of eight new wells and extensive facility development on Kokopelli’s southern leasehold where four natural gas wells drilled in 2013 are currently in production. The Company retains a 25% working interest in the ongoing Kokopelli Joint Venture and will transfer operatorship of the Kokopelli project to a US JV partner resulting in a 70% G&A expense reduction in Dejour USA.

Woodrush Acquisition

On July 3, 2014, the Company announced that it has closed the Woodrush Acquisition, subject to final TSX approval.

The Woodrush Acquisition has an effective date of June 1, 2014 and Dejour now owns a 99% working interest in the legacy Woodrush properties. The purchase price is Cdn$1.94 million, payable by the issuance of 9,600,000 common shares of the Company at an issue price of Cdn$0.202 per share. The purchase price is based on the net present value of future net cash flow from the properties, discounted at 15% per annum, independently appraised.

Woodrush is currently producing at a rate of 475 BOE per day, with approximately $40 per BOE netbacks. A $2.5mm development program is scheduled to commence in the second half of 2014 targeting both Halfway oil and Gething gas with the goal of adding at least 50% to this production threshold.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Robert L. Hodgkinson Co-Chairman & CEO 598 – 999 Canada Place Vancouver, BC V6C 3E1 Telephone: (604) 638-5050

9.	Date of Report:

July 4, 2014

Schedule “A”

Dejour Closes $20MM Kokopelli Joint Venture

Drilling to Commence in Q3 2014 / Company Retires $3.5MM Debt

VANCOUVER, BC June 30, 2014 - Dejour Energy Inc. (NYSE MKT:DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the Company formed a joint venture with a private U.S. based E&P company (the Partner) to develop its core Kokopelli leasehold in the Piceance Basin region of Colorado. The joint venture will initially focus on developing production from the liquids-rich Williams Fork formation on Dejour’s southern leasehold with the expectation of drilling a minimum of 8 wells to at least the base of the Williams Fork gas/liquids bearing zone and obtaining an approved Surface Utility Agreement, currently being developed in consultation with the Bureau of Land Management and the Colorado Parks & Wildlife, for the 1,520-acre north lease.

Dejour received ~US$3.75MM at closing and is carried for 25% for US$16MM in drilling, completion and permitting expenditures beginning in August 2014. It is anticipated this funding will carry Dejour through a minimum of eight new wells and extensive facility development on Kokopelli’s southern leasehold where four natural gas wells drilled in 2013 are currently in production. The Company retains a 25% working interest in the ongoing Kokopelli joint venture and will transfer operatorship of the Kokopelli project to the private US JV Partner resulting in a 70% G&A expense reduction in Dejour USA.

“We are pleased that Dejour has closed the joint venture to fund this important development phase of our flagship Kokopelli project and fully retire the C$3.5MM debt associated with the US property, while reducing overhead costs in the US operation. With over 200 drillable locations, 42 drill permits, significant Mancos upside, a well-funded partner, established infrastructure and a strong gas/ liquids contracts in place, we anticipate this Kokopelli joint venture to kick-start a long-term revenue stream for Dejour USA , providing flexibility for continuous bankable project development financing,” states Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (56,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include,

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but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow Dejour Energy’s latest developments on:
Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy

Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
Facsimile: 604-638-5051
investor@dejour.com

or

Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com

Schedule “B”

Dejour Closes Woodrush Acquisition

Company Owns 99% Working Interest Effective June 1 2014

VANCOUVER, British Columbia July 3, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it has closed on its previously announced production acquisition of a further 24% Working Interest in its legacy Woodrush oil and gas project, subject to final TSX approval.

Woodrush is currently producing at a rate of 475 BOE per day, with approximately $40 per BOE netbacks. A $2.5mm development program is scheduled to commence in the second half of 2014 targeting both Halfway oil and Gething gas with the goal of adding at least 50% to this production threshold.

“We are very pleased to promptly close this transaction as the Company intends to further develop our northern B.C. properties in 2014 during a favorable product price environment in Western Canada. The close of this transaction, prior to any further development, increases the Company’s proven and probable reserves at Woodrush/Hunter valued on an NPV-10 basis to $11.5 mm compliant with Canada’s NI 51-101 Standards of Disclosure. Coupled with our fully funded 8-10 well program at the Company’s now 25% owned Kokopelli project, Dejour is well positioned to execute on its production growth objectives while preparing key exploration opportunities at Roan Creek and North Rangely,” states Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory

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authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

Follow Dejour Energy’s latest developments on:
Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy